Exhibit 99.28

SILVER  WHEATON

FOR IMMEDIATE RELEASE	Toronto Stock Exchange: SLW, SLW.WT
November 14, 2004

SILVER WHEATON TO INCREASE SILVER SALES BY 2 MILLION OUNCES IN 2005

Vancouver, British Columbia: November 14, 2004 – Chap Mercantile Inc. (“Silver Wheaton”) (TSX: SLW), which is 75% owned by Wheaton River Minerals Ltd. (TSX:WRM, AMEX:WHT), is pleased to announce that it has agreed to purchase 100% of all silver produced by Zinkgruvan Mining AB (“Zinkgruvan”), a wholly-owned subsidiary of Lundin Mining Corporation (TSX: LUN). With this acquisition, Silver Wheaton is expected to sell 9.5 million ounces of silver in 2005 and over 10 million ounces in 2006.

Zinkgruvan is a zinc/lead/silver mine in Sweden which expects to produce approximately 2 million ounces of silver annually for a minimum of 19 years, and is one of the lowest cost zinc mines in the world.  Zinkgruvan is located in south-central Sweden and has been in production on a continuous basis since 1857.

Lundin Mining, Zinkgruvan and Silver Wheaton will enter into a number of agreements pursuant to which Silver Wheaton will purchase 100% of all silver produced by Zinkgruvan for US$75 million, comprised of an up front payment of US$50 million in cash, 30 million common shares of Silver Wheaton and 30 million common share purchase warrants of Silver Wheaton. The Company will acquire each ounce of silver for the lesser of US$3.90 (subject to an inflationary adjustment after three years) and the then prevailing market price per ounce of silver.  Each warrant will be exercisable into one common share at a price of Cdn$0.80 until August 5, 2009.

In connection with the transaction, Silver Wheaton intends to complete a US$40 million equity financing, which combined with cash on hand, will be used by Silver Wheaton to fund the cash portion of the purchase price of the acquisition.

“This is an extremely accretive transaction for Silver Wheaton shareholders”, said Ian Telfer, director of Silver Wheaton.  “While it increases sales, cash flows, earnings and reserves/resources by over 25% we expect dilution to current shareholders to be less than 15%. This acquisition increases our reserves/resources to over 200 million ounces of silver.”

Upon completion, Silver Wheaton will be the only mining company with 100% of its revenue from silver production and has over US$15 million in cash. The Company is debt-free, unhedged and is well positioned for further growth.

Closing of the transaction is subject to execution of definitive agreements and receipt of all regulatory approvals and third-party consents, including acceptance by the Toronto Stock Exchange. The transaction is expected to close by mid-December 2004.

There will be a conference call to discuss the transaction on Monday, November 15, 2004 at 11:00am (EST).  You may participate in the call by dialling toll free 1-800-769-8320, or for those outside of Canada & the US by dialling 416-695-9757. The conference call will also be recorded and you can listen to a playback of the call after the event by dialling 1-888-509-0081 or 416-695-5275. A live and audio webcast will be available on the website at www.silverwheaton.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.  The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of silver, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Silver Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of silver, as well as those factors discussed in the section entitled “Risk Factors” in Silver Wheaton’s Filing Statement dated October 8, 2004 as filed with the securities regulatory authorities in Canada via SEDAR.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For information contact:

Julia Hasiwar

Director, Investor Relations

(604) 696-3011